January 4, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Nicole Collings

RE:    Chatham Lodging Trust
Registration Statement on Form S-3
Filed December 23, 2016
File No. 333-215309

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chatham Lodging Trust (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern Time, on January 6, 2017 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to David C. Wright of Hunton & Williams LLP at (804) 788-8638 and such effectiveness also be confirmed in writing.

Very truly yours.

Chatham Lodging Trust

By:	/s/ Jeremy B. Wegner
Name:	Jeremy B. Wegner
Title:	Senior Vice President and Chief Financial Officer